UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A
Information Required in Proxy Statement
SCHEDULE 14A INFORMATION

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HESPERIA HOLDING, INC.
(Name of Registrant as Specified in Its Charter)

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HESPERIA HOLDING, INC.
9780 E Avenue
Hesperia, CA 92345
(760) 244-8787

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
DECEMBER 12, 2005

Dear Hesperia Holding, Inc. Stockholders:

You are cordially invited to attend the Annual meeting of stockholders of Hesperia Holding, Inc., a Nevada corporation, ("Hesperia") to be held on December 12, 2005, at 9:00 a.m., local time, at the Doubletree Hotel, 7250 Pollock Drive, Las Vegas, Nevada 89119. At the Annual meeting, you will be asked to consider and vote on the following proposals:

1. To elect a new Board of Directors for Hesperia Holding, Inc. to hold office until the next annual stockholder's meeting, (the current nominations are for Michael Edison, Donald Shimp, Mark Presgraves, William Nalls and Fred Smith);

2. To reaffirm Malone & Bailey, PC as auditors for the next year; and

3. To consider and act upon any other matters that may properly come before the meeting or any adjournment thereof.

The Board of Directors has specified November 28, 2005, at the close of business, as the record date for the purpose of determining the stockholders who are entitled to receive notice of and to vote at the Annual meeting. A list of the stockholders entitled to vote at the Annual meeting will be available for examination by any stockholder at the Annual meeting. For 10 days prior to the Annual meeting, this stockholder list will also be available for inspection by stockholders at our corporate offices at 9780 E Avenue, Hesperia, CA 92345 during ordinary business hours.

Whether or not you plan to attend the Annual meeting, please take the time to vote on the Proposals submitted by completing and mailing the enclosed proxy to us. Please sign, date and mail your proxy indicating how you wish to vote.

By Order of the Board of Directors



Michael Edison
CHIEF EXECUTIVE OFFICER

Hesperia, CA
November 29, 2005

HESPERIA HOLDING, INC.
9780 E Avenue
Hesperia, CA 92345
(702) 454-7318

PROXY STATEMENT

FOR ANNUAL MEETING OF STOCKHOLDERS

December 12, 2005

This statement is furnished in connection with the solicitation by the Board of Directors of Hesperia Holding, Inc. (hereinafter "Hesperia" or the "Company") of proxies in the accompanying form for the Annual Meeting of Stockholders to be held on Monday, December 12, 2005 at 9:00 a.m. and at any adjournment thereof.

This proxy statement and the enclosed form of proxy were first sent to stockholders on or about November 29, 2005.

If the form of proxy enclosed herewith is executed and returned as requested, it may nevertheless be revoked at any time prior to exercise by filing an instrument revoking it or a duly executed proxy bearing a later date.

Solicitation of proxies will be made solely by mail at the Company's expense. The Company will reimburse brokerage firms, banks, trustees and others for their actual out-of-pocket expenses in forwarding proxy material to the beneficial owners of its common stock.

As of the close of business on November 28, 2005, the record date for the Annual Meeting, the Company had outstanding and entitled to vote 16,617,902 shares of Common Stock. Each share of Common Stock is entitled to one vote per share on all matters submitted to a vote of stockholders of the Company. Only stockholders of record at the close of business on November 28, 2005 are entitled to vote at the Annual Meeting or at any adjournment thereof.

The presence at the meeting, in person or by proxy, of the holders of Common Stock holding in the aggregate a majority of the voting power of the Company's stock entitled to vote shall constitute a quorum for the transaction of business. A majority of the votes properly cast upon any question by the stockholders attending the meeting, in person or by proxy, shall decide the question. Abstentions and broker non-votes will count for purposes of establishing a quorum, but will not count as votes cast for the election of directors or any other question and accordingly will have no effect.

Stockholders who send in proxies but attend the meeting in person may vote directly if they prefer and withdraw their proxies or may allow their proxies to be voted with the similar proxies sent in by other stockholders.

1. ELECTION OF DIRECTORS

Our stockholders elect the members of the Board of Directors annually. The current nominations are for Michael Edison, Donald Shimp, Mark Presgraves, William Nalls and Fred Smith. The nominees have consented to their nomination to the Board of Directors, and will serve if elected. However, if the nominees should become unavailable for election, the accompanying proxy will be voted in favor of holding a vacancy to be filled by our current directors. The Company has no reason to believe that Mr. Edison, Mr. Shimp, Mr. Presgraves, Mr. Nalls or Mr. Smith will be unavailable.

The following information is provided regarding the nominees for election to the Board of Directors.

Michael Edison, age 60, is the President, CEO and Director of Hesperia. Mr. Edison first joined Hesperia on June 13, 2005, as the Chief Financial Officer. From 1985 to present, Mr. Edison has been the Chief Executive Officer and Chairman of the Board of the Insur-Family of companies, a private family-held investment holdings company. Mr. Edison is also the Chief Executive Officer and Chairman of the Board of Private Wealth Management Group, LLC, positions he has held since November 2003. In addition, from 1992 to the present, Mr. Edison has been the Chief Executive Officer and Chairman of the Board of Edison Management Group. Mr. Edison received his Bachelor of Science degree from C. Michigan University in 1968, and advanced degrees from Dartmouth College of Executive Management and the Center for Creative Leadership in Greensboro, North Carolina.

Donald Shimp, age 49, is a Director of Hesperia. Mr. Shimp was the Chief Executive Officer and President since its formation in 2002 until September 14, 2005. Mr. Shimp also served as an officer and director the Company's subsidiaries of, Hesperia Truss, Inc. and Pahrump Valley Truss, Inc., from 1996 until August 11, 2005 when he submitted his resignation. Mr. Shimp was a co-founder of Hesperia Truss, Inc. Prior to Mr. Shimp founding Hesperia Truss, he worked for Brown and Honeycutt in the truss manufacturing business.

Mark Presgraves, age 46, is the Secretary, Treasurer and a Director of Hesperia Holding, Inc., which he has held since the formation of the Company in 2002. Since 1996 Mr. Presgraves has been an officer, director and co-founder of Hesperia Truss, Inc. Prior to starting Hesperia Truss, Inc., Mr. Presgraves worked for Brown and Honeycutt in the truss manufacturing business.

William Nalls, age 39, has served as Chief Operating Officer of Hesperia Holding, Inc. since October 18, 2004. Upon Mr. Shimp's resignation in August, Mr. Nalls has also served as the President and Chief Executive Officer of the Company's subsidiaries, Hesperia Truss, Inc. and Pahrump Valley Truss, Inc. Prior to becoming the President and Chief Executive Officer of our subsidiaries, Mr. Nalls served as the General Manager of Hesperia Truss, Inc. from 2000 to the beginning of 2004. Before Mr. Nalls' involvement with Hesperia Truss, he worked at Don Oaks Lumber, Inc. from 1986 until 1994, which is where Mr. Nalls received his formal training on truss layout and design.

Fred Smith, age 44, is the Vice President of Investor Relations and has been a Director of Hesperia Holding, Inc. since its formation in 2002. Since 2000, Mr. Smith has served as a director for Hesperia Truss, Inc. Mr. Smith joined Hesperia Truss, Inc. in 1999 as the Vice President of Investor Relations. Mr. Smith handled all matters involving the Company's capital concerns, marketing approach, the going public process and stockholders relations. Prior to 1999, Mr. Smith worked as an independent stock broker.

None of the directors are considered independent directors.

When the accompanying proxy is properly executed and returned, the shares it represents will be voted in accordance with the directions indicated thereon or, if no direction is indicated, the shares will be voted in favor of the election of the two nominees identified above. The Company expects each nominee to be able to serve if elected, but if any nominee notifies the Company before this meeting that he is unable to do so, then the proxies will be voted for the remainder of those nominated and, as designated by the Directors, may be voted (i) for a substitute nominee or nominees, or (ii) to elect such lesser number to constitute the whole Board as equals the number of nominees who are able to serve.

Board of Directors' Meetings, Committees and Directors' Compensation

Board of Directors' actions were taken in 2004 at the Annual Meeting of Directors in September and upon twenty-seven occasions by Directors' unanimous written consent. Each director attended the meeting of the Board except for Michael Edison who attended telephonically. Directors are encouraged but not required to attend annual meetings of the Company's stockholders.

Audit Committee and Financial Expert

We do not have an Audit Committee, our board of directors perform some of the same functions of an Audit Committee, such as: recommending a firm of independent certified public accountants to audit the annual financial statements; reviewing the independent auditors independence, the financial statements, and their audit report; and reviewing management's administration of the system of internal accounting controls. The Company does not currently have a written audit committee charter or similar document.

We have no financial expert. We believe the cost related to retaining a financial expert at this time is prohibitive and we believe the services of a financial expert are not warranted

Nominating Committee

We do not have a Nominating Committee or Nominating Committee Charter. Our board of directors performs some of the functions associated with a Nominating Committee. We have elected not to have a Nominating Committee in that we are a company with limited resources.

The Company does not have a standing nominating committee and has not adopted a charter for the nominations function. The Board is in the process of evaluating the establishment of a nominating committee.

Director Nomination Procedures

At present, the Board participates in discussions regarding nominees for directors. The Board has determined that it is appropriate for all members of the Board to participate in the selection of directors since all of the Board members will work and interact with each nominee and each director brings unique skills and experience to the process of evaluating personnel. Our directors approved the selection of the nominees for directors named in this proxy statement.

Generally, nominees for directors are identified and suggested by the members of the Board or management using their business networks. The Board has not retained any executive search firms or other third parties to identify or evaluate director candidates in the past and does not intend to in the near future. In selecting a nominee for director, the Board considers the following criteria:

1. whether the nominee has the personal attributes for successful service on the Board, such as demonstrated character and integrity; experience at a strategy/policy setting level; managerial experience dealing with complex problems; an ability to work effectively with others; and sufficient time to devote to the affairs of the Company;
2. whether the nominee has been the chief executive officer or senior executive of a public company or a leader of a similar organization, including industry groups, universities or governmental organizations;
3. whether the nominee, by virtue of particular experience, technical expertise or specialized skills or contacts relevant to the Company's current or future business, will add specific value as a Board member; and
4. whether there are any other factors related to the ability and willingness of a new nominee to serve, or an existing Board member to continue his service.

The Board has not established any specific minimum qualifications that a candidate for director must meet in order to be recommended for Board membership. Rather the Board will evaluate the mix of skills and experience that the candidate offers, consider how a given candidate meets the Board's current expectations with respect to each such criterion and make a determination regarding whether a candidate should be recommended to the stockholders for election as a director. During 2004 and 2005, the Company received no outside recommendation for directors.

This Company will consider for inclusion in its nominations of new Board of Director nominees proposed by stockholders who have held at least 1% of the outstanding voting securities of the Company for at least one year. Board candidates referred by such stockholders will be considered on the same basis as Board candidates referred from other sources. Any stockholder who wishes to recommend for the Company's consideration a prospective nominee to serve on the Board of Directors may do so by giving the candidate's name and qualifications in writing to the Company's Secretary at the following address: 9780 E Avenue, Hesperia, CA 92345.

Stockholder Communications with the Board of Directors

Stockholders who wish to communicate with the Board or a particular director may send a letter to the Corporation at 9780 E Avenue, Hesperia, California 92345. The mailing envelope must contain a clear notation indicating that the enclosed letter is a "Stockholder-Board Communication" or "Stockholder-Director Communication." All such letters must identify the author as a stockholder and clearly state whether the intended recipients are all members of the Board or just certain specified individual directors. The Secretary will make copies of all such letters and circulate them to the appropriate director or directors.

Code of Ethics

A code of ethics relates to written standards that are reasonably designed to deter wrongdoing and to promote:

(1)   Honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;
(2)   Full, fair, accurate, timely and understandable disclosure in reports and documents that are filed with, or submitted to the Commission and in other public communications made by an issuer;
(3)   Compliance with applicable governmental laws, rules and regulations;
(4)   The prompt internal reporting of violations of the code to an appropriate person or persons identified in the code; and
(5)   Accountability for adherence to the code.

We adopted a corporate code of ethics on March 4, 2005 that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. A copy of the code of ethics was filed with the Company's 2004 10-KSB as Exhibit 14.1.

Current Officers and Directors

The directors are to be elected to the Board of Directors for one year to serve until the next annual meeting of stockholders or until their successors are elected and qualified.

NAME	AGE	POSITION
Michael Edison	60	President, CEO, Director
Donald Shimp	49	Director
Mark Presgraves	46	Secretary, Treasurer, Director
William Nalls	39	Chief Operating Officer, Director
Fred Smith	44	Vice President of Investor Relations, Director

Duties, Responsibilities and Experience

Michael Edison is the President, CEO and a Director of Hesperia. Mr. Edison first joined Hesperia on June 13, 2005, as the Chief Financial Officer. From 1985 to present, Mr. Edison has been the Chief Executive Officer and Chairman of the Board of the Insur-Family of companies, a private family-held investment holdings company. Mr. Edison is also the Chief Executive Officer and Chairman of the Board of Private Wealth Management Group, LLC, positions he has held since November 2003. In addition, from 1992 to the present, Mr. Edison has been the Chief Executive Officer and Chairman of the Board of Edison Management Group. Mr. Edison received his Bachelor of Science degree from C. Michigan University in 1968, and advanced degrees from Dartmouth College of Executive Management and the Center for Creative Leadership in Greensboro, North Carolina.

__Donald Shimp__ is a Director of Hesperia, Mr. Shimp was the Chief Executive Officer, President since its formation in 2002 until September 14, 2005. Mr. Shimp also served as an officer and director the Company's subsidiaries of, Hesperia Truss, Inc. and Pahrump Valley Truss, Inc., from 1996 until August 11, 2005 when he submitted his resignation. Mr. Shimp was a co-founder of Hesperia Truss, Inc. Prior to Mr. Shimp founding Hesperia Truss, he worked for Brown and Honeycutt in the truss manufacturing business.

__Mark Presgraves__ is the Secretary, Treasurer and a Director of Hesperia Holding, Inc., which he has held since the formation of the Company in 2002. Since 1996 Mr. Presgraves has been an officer, director, and co-founder of Hesperia Truss, Inc. Prior to starting Hesperia Truss, Inc., Mr. Presgraves worked for Brown and Honeycutt in the truss manufacturing business.

__William Nalls__ is Chief Operating Officer of Hesperia Holding. Upon Mr. Shimp's resignation in August 2005, Mr. Nalls has also served as the President and Chief Executive Officer of the Company's subsidiaries, Hesperia Truss, Inc. and Pahrump Valley Truss, Inc. Prior to becoming the President and Chief Executive Officer of our subsidiaries, Mr. Nalls served as the General Manager of Hesperia Truss, Inc. from 2000 to the beginning of 2004. Before Mr. Nalls' involvement with Hesperia Truss, he worked at Don Oaks Lumber, Inc from 1986 until 1994, which is where Mr. Nalls received his formal training on truss layout and design.

__Fred Smith__ is the Vice President of Investor Relations and has been a Director of Hesperia Holding, Inc. since its formation in 2002. Since 2000, Mr. Smith has served as a director for Hesperia Truss, Inc. Mr. Smith joined Hesperia Truss, Inc. in 1999 as the Vice President of Investor Relations. Mr. Smith handled all matters involving the Company's capital concerns, marketing approach, the going public process and stockholders relations. Prior to 1999, Mr. Smith worked as an independent stock broker.

Executive officers are to be elected by the Board of Directors of Hesperia at its meeting of directors held immediately following the Annual meeting of stockholders to serve for the ensuing year or until their successors have been elected. There are no arrangements or understandings between any officer and any other person pursuant to which the officer is to be elected.

Independent Public Accountants

Russell Bedford Stefanou Mirchandani LLP served as the Company's principal independent public accountants for fiscal year 2004. Representatives from that firm will not be present at the meeting of stockholders. Therefore, they will not be making a statement and will not be available to respond to any questions.

Aggregate fees billed to the Company for the year ending December 31, 2004 by Russell Bedford Stefanou Mirchandani LLP were as follows:

Audit Fees

The aggregate fees billed by Russell Bedford Stefanour Mirchandani LLP for professional services rendered for the audit of our annual financial statements for fiscal year 2004 and the reviews of the financial statements included in our Forms 10-QSB and other Securities and Exchange Commission filings, were $36,430.

Audit-Related Fees

The aggregate fees billed by Russell Bedford Stefanou Mirchandani LLP for professional services rendered for audit related fees for fiscal year 2004 were $0.

Tax Fees

The aggregate fees to be billed by Russell Bedford Stefanou Mirchandani LLP for professional services to be rendered for tax fees for fiscal year 2004 was $0.

All Other Fees

There were no other fees billed by Russell Bedford Stefanou Mirchandani LLP for fiscal 2004 other than the fees described above.

Audit Committee

We have not appointed a formal Audit Committee, therefore, our entire board of directors serves as the Audit Committee, which has complied with the requirement to engage and approve in advance, Malone & Bailey PC. as our independent auditors for the year ending December 31, 2005. The requirement that the Audit Committee pre-approve certain engagements by our independent auditors became effective as of May 6, 2003, or thereafter as set forth in new SEC rules. The Company has not yet completed formalizing our pre-approval policies and procedures, but will comply with all required applicable rules and procedures.

Report of the Compensation Committee

Our board of directors recently agreed to established a compensation committee of the board of directors. However, the charter has not been formalized but the board of directors intends to establish a compensation committee, which is expected to consist of three inside directors. Until a formal committee is established our entire board of directors will review all forms of compensation provided to our executive officers, directors, consultants and employees including stock compensation and loans.

Stock Option and Non-Employee Directors' Plan

The following description applies to the stock option plan which we adopted in December of 2004; no options had been granted as of December 31, 2004.

We have reserved for issuance an aggregate of 5,000,000 shares of common stock under our 2004 Stock Incentive Plan (the "2004 Incentive Plan"), which was adopted by our Board of Directors and approved by the majority stockholders at our last annual meeting on December 20, 2004. The plan is intended to encourage directors, officers, employees and consultants to acquire ownership of common stock. The opportunity so provided is intended to foster in participants a strong incentive to put forth maximum effort for its continued success and growth, to aid in retaining individuals who put forth such efforts, and to assist in attracting the best available individuals to the Company in the future.

The 2004 Incentive Plan will be administered by the Company's Board of Directors, as the Board of Directors may be composed from time to time. All questions of interpretation of the 2004 Incentive Plan are determined by the Board, and its decisions are final and binding upon all participants. Any determination by a majority of the members of the Board of Directors at any meeting, or by written consent in lieu of a meeting, shall be deemed to have been made by the whole Board of Directors.

Stock Option Plan

Officers (including officers who are members of the board of directors), directors (other than members of the stock option committee to be established to administer the stock option plan and the directors' plan) and other employees and consultants and its subsidiaries (if established) will be eligible to receive options under the planned stock option plan. The committee will administer the stock option plan and will determine those persons to whom options will be granted, the number of options to be granted, the provisions applicable to each grant and the time periods during which the options may be exercised. No options may be granted more than ten years after the date of the adoption of the stock option plan.

Non-qualified stock options will be granted by the committee with an option price equal to the fair market value of the shares of common stock to which the non-qualified stock option relates on the date of grant. The committee may, in its discretion, determine to price the non-qualified option at a different price. In no event may the option price with respect to an incentive stock option granted under the stock option plan be less than the fair market value of such common stock to which the incentive stock option relates on the date the incentive stock option is granted.

Each option granted under the stock option plan will be exercisable for a term of not more than ten years after the date of grant. Certain other restrictions will apply in connection with this plan when some awards may be exercised. In the event of a change of control (as defined in the stock option plan), the date on which all options outstanding under the stock option plan may first be exercised will be accelerated. Generally, all options terminate 90 days after a change of control.

Executive Compensation

The following table discloses the compensation received for the three years ended December 31, 2004 by the Corporation's Chief Executive Officer and its other officers:

SUMMARY COMPENSATION TABLE

| | | Annual Compensation | | | Long Term Compensation | | | |
| | | | | Other Annual Compen-sation | Awards | | Payouts | All other compen-sation |
Name and Principal Position	Year	Salary	Bonus		Restricted Stock	Options	LTIP payouts	
Donald Shimp,	2004	$123,400	-0-	-0-	-0-	-0-	-0-	-0-
President, CEO	2003	$116,000	-0-	-0-	-0-	-0-	-0-	-0-
(1)	2002	$104,000	-0-	-0-	-0-	-0-	-0-	-0-
Mark	2004	$123,400	-0-	-0-	-0-	-0-	-0-	-0-
Presgraves,	2003	$116,000	-0-	-0-	-0-	-0-	-0-	-0-
Secretary /	2002	$104,000	-0-	-0-	-0-	-0-	-0-	-0-
Treasurer								
William Nalls,	2004	$65,200	-0-	-0-	$60,000 (2)	-0-	-0-	-0-
Chief	2003	$83,200	-0-	-0-	$5,000 (3)	-0-	-0-	-0-
Operating	2002	$81,775	-0-	-0-	-0-	-0-	-0-	-0-
Officer								
Fred Smith,	2004	$82,500	-0-	-0-	$350,000 (4)	-0-	-0-	-0-
Vice President	2003	$70,038	-0-	-0-	$500,000 (5)	-0-	-0-	-0-
of Investor	2002	$48,986	-0-	-0-	-0-	-0-	-0-	-0-
Relations								
Steve Chaussy,	2004	$115,600	-0-	-0-	$350,000 (4)	-0-	-0-	-0-
Chief Financial	2003	$54,000	-0-	-0-	$500,000 (5)	-0-	-0-	-0-
Officer (6)	2002	-0-	-0-	-0-	-0-	-0-	-0-	-0-

(1) On September 14, 2005, the Board of Directors held a meeting in which Mr. Donald Shimp notified the Company of his immediate resignation from his positions as President and Chief Executive Officer of the Company. Mr. Shimp remains as a director of the Company. On September 14, 2005, the Board of Directors nominated and elected Mr. Michael Edison to serve as the Company's President and Chief Executive Officer.

(2) In October 2004, the Company issued 100,000 shares to William Nalls for services rendered. The shares were valued at the market price of the Company's common stock at the time of issuance.

(3) In November 2003, the Company issued 5,000 shares to William Nalls for services rendered. The shares were issued at the time that he Company did not have a historical market price for its common stock and the Company had a substantial negative book value therefore were recorded at the par value of the common stock.

(4) In September 2004, the Company issued 1,000,000 shares to Steve Chaussy and 1,000,000 shares to Fred Smith for services rendered. The shares issued were valued at the market price of the Company's common stock at the time of issuance.

(5) In November 2003, the Company issued 500,000 shares to Steve Chaussy and 500,000 to Fred Smith for services rendered. The shares were issued at the time that the Company did not have a historical market

price for its common stock and the Company had a substantial negative book value and therefore were recorded at the par value of the common stock.

(6) Steve Chaussy was hired as the Chief Financial Officer on June 18, 2003 and resigned on May 20, 2005. On May 24, 2005, the Board of Directors appointed William Nalls, our current Chief Operating Officer as the interim Chief Financial Officer effective immediately. On June 13, 2005, the Board of Directors appointed Mr. Michael J. Edison as the Chief Financial Officer.

Board of Directors' Report on Executive Compensation

There are no compensatory plans or arrangements, including payments to be received from the Company, with respect to any person associated with the Company which would in any way result in payments to any such person because of his resignation, retirement, or other termination of such person's employment with the Company or its subsidiaries, or any change in control of the Company, or a change in the person's responsibilities following a change in control of the Company.

Board of Directors'
Interlocks and Insider Participation

Donald Shimp, Chairman of Hesperia's Board of Directors, is a former employee and currently acts as a consultant of the Company. All the other members of Hesperia's Board of Directors, are employees of the Company.

Security Ownership of Certain Beneficial Owners and Management

The following tables present information, to the best of the Company's knowledge, about the beneficial ownership of its common stock on March 2, 2004 relating to the beneficial ownership of the Company's common stock by those persons known to beneficially own more than 5% of the Company's capital stock and by its directors and executive officers. The percentage of beneficial ownership for the following table is based on 16,161,467 shares of common stock outstanding.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and does not necessarily indicate beneficial ownership for any other purpose. Under these rules, beneficial ownership includes those shares of common stock over which the stockholder has sole or shared voting or investment power. It also includes shares of common stock that the stockholder has a right to acquire within 60 days through the exercise of any option, warrant or other right. The percentage ownership of the outstanding common stock, however, is based on the assumption, expressly required by the rules of the Securities and Exchange Commission, that only the person or entity whose ownership is being reported has converted options or warrants into shares of our common stock.

Security Ownership of Officers, Directors, and Certain Beneficial Owners

Name and Address of Beneficial Owner (1)	Number of Shares	Percent Of Class (2)
Donald Shimp CEO, President, and Chairman (3)	4,567,000	28%
Mark Presgraves Secretary, Treasurer, Director	4,584,000	28%

Fred Smith
   Vice President of Investor Relations,
   Director
	1,567,234	10%

Steve Chaussy Chief Financial Officer, Director (4)	1,507,500	9%
William Nalls Chief Operating Officer, Director	121,000	*
All Directors and Officers as a Group	12,346,734	76%

    * Less than 1%

(1)   As used in this table, "beneficial ownership" means the sole or shared power to vote, or to direct the voting of, a security, or the sole or shared investment power with respect to a security (i.e., the power to dispose of, or to direct the disposition of, a security). The address for all of the officers and directors is care of the Company's corporate offices located at 9780 E Avenue, Hesperia, CA 92345.

(2)   Figures are rounded to the nearest tenth of a percent.

(3)   On September 14, 2005, the Board of Directors held a meeting in which Mr. Donald Shimp notified the Company of his immediate resignation from his positions as President and Chief Executive Officer of the Company. Mr. Shimp remains as a director of the Company. On September 14, 2005, the Board of Directors nominated and elected Mr. Michael Edison to serve as the Company's President and Chief Executive Officer.

(4)   Steve Chaussy was hired as the Chief Financial Officer on June 18, 2003 and resigned as the Chief Financial Officer and Director on May 20, 2005. On May 24, 2005, the Board of Directors appointed William Nalls, our current Chief Operating Officer as the interim Chief Financial Officer effective immediately. On June 13, 2005, the Board of Directors appointed Mr. Michael J. Edison as the Chief Financial Officer.

Section 16(a) Beneficial Owner Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires Hesperia Holding, Inc. executive officers and directors, and persons who beneficially own more than ten percent of the Company's common stock, to file initial reports of ownership and reports of changes in ownership with the SEC. Executive officers, directors and greater than ten percent beneficial owners are required by SEC regulations to furnish Hesperia Holding, Inc. with copies of all Section 16(a) forms they file. Based upon a review of the copies of such forms furnished to the Company and written representations from Company executive officers and directors, the Company believes that during the year ended 2004, the officers and directors filed all of their respective Section 16(a) reports on a timely basis.

2. REAFFIRM THE APPOINTMENT OF MALONE & BAILEY PC AS AUDITORS FOR THE NEXT YEAR:

THE BOARD OF DIRECTORS RECOMMENDS A VOTE <u>FOR</u> THE REAFFIRMATION OF MALONE & BAILEY PC AS AUDITORS FOR THE NEXT YEAR.

3. OTHER MATTERS

As of the date of this statement your management knows of no business to be presented to the meeting that is not referred to in the accompanying notice, other than the approval of the minutes of the last Annual Meeting of Stockholders, which action will not be construed as approval or disapproval of any of the matters referred to in such minutes. As to other business that may properly come before the meeting, it is intended that proxies properly executed and returned will be voted in respect thereof at the discretion of the person voting the proxies in accordance with their best judgment, including upon any stockholder proposal about which the Company did not receive timely notice.

Expenses of Proxy Solicitation

The principal solicitation of proxies will be made by mail. Expense of distributing this Proxy Statement to Stockholders, which may include reimbursement to banks, brokers and other custodians for their expenses in forwarding this Proxy Statement, will be borne exclusively by Hesperia.

Annual Report

A copy of the 2004 Form 10-KSB report as required to be filed with the Securities and Exchange Commission, excluding exhibits, will be mailed to stockholders without charge upon written request to: Fred Smith, Vice President of Investor Relations, Hesperia Holding, Inc., 9780 E. Avenue, Hesperia, CA 92345. Such request must set forth a good-faith representation that the requesting party was either a holder of record or a beneficial owner of Common Stock of the Company on November 28, 2005. Exhibits to the Form 10-KSB will be mailed upon similar request and payment of specified fees. The 2004 Form 10-KSB is also available through the Securities and Exchange Commission's World Wide Web site (www.sec.gov).

Proposals of Stockholders

        Any stockholder proposal intended to be considered for inclusion in the proxy statement for presentation at the 2006 Annual Meeting must be received by the Company by March 31, 2006. The proposal must be in accordance with the provisions of Rule 14a-8 promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934. It is suggested the proposal be submitted by certified mail -- return receipt requested. Stockholders who intend to present a proposal at the 2006 Annual Meeting without including such proposal in the Company's proxy statement must provide the Company notice of such proposal no later than March 31, 2006. The Company reserves the right to reject, rule out of order, or take other appropriate action with respect to any proposal that does not comply with these and other applicable requirements.

        By order of the Board of Directors



        Michael Edison,
        President

Hesperia, California
November 29, 2005

HESPERIA HOLDING, INC.
PROXY

Annual Meeting of Stockholders
December 12, 2005

The undersigned appoints The Board of Directors of Hesperia Holding, Inc. with full power of substitution, the attorney and proxy of the undersigned, to attend the annual meeting of stockholders of Hesperia Holding, Inc., to be held on December 12, 2005, beginning at 9:00 a.m., Pacific Time, at the Doubletree Hotel, 7250 Pollock Drive, Las Vegas, Nevada 89119 and at any adjournment thereof, and to vote the stock the undersigned would be entitled to vote if personally present, on all matters set forth in the Proxy Statement to Stockholders dated November 29, 2005, a copy of which has been received by the undersigned, as follows:

1.   Vote   Withhold Vote

for the election of the following nominee as director of the Company, to serve until the next annual meeting and until their successors are elected and qualify:

Donald Shimp; Michael Edison; Mark Presgraves; William Nalls; and Fred Smith

Please indicate the names of those for whom you are withholding your vote:

_____

2.   Vote   Withhold Vote

for the reaffirmation of Malone & Bailey PC. as auditors for the next year.

THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE SPECIFIC INDICATIONS ABOVE. IN THE ABSENCE OF SUCH INDICATIONS, THIS PROXY, IF OTHERWISE DULY EXECUTED, WILL BE VOTED FOR EACH OF THE MATTERS SET FORTH ABOVE.

Date _____, 2005   Number of Shares _____

Please sign exactly as
your name appears on
your stock certificate(s).
If your stock is issued in   _____
the names of two or more   Signature
persons, all of them must   Print Name Here:_____
sign this proxy. If signing
in representative capacity,
please indicate your title.   _____
                                     Signature
                                     Print Name Here:_____

PLEASE SIGN AND RETURN THIS PROXY PRIOR TO DECEMBER 7, 2005.

Mail To:
Hesperia Holding, Inc.
9780 E Avenue
Hesperia, California 92345